

<u>Mail Stop 3010</u>

May 1, 2009

Mr. Richard B. Frost
President and Chief Executive Officer
The Parkview Group, Inc.
21301 Powerline Road, Suite 103
Boca Raton, FL 33433

      Re: The Parkview Group, Inc.
              Amendment No. 3 to Form 10
              Filed April 14, 2009
              File No. 000-53491

              The Parkview Group, Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed April 14, 2009
              File No. 000-53491

Dear Mr. Frost:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Management's Annual Report on Internal Control over Financial Reporting, page 21

1. Please explain to us how your disclosure complies with Item 308T of Regulation S-K as it relates to the requirement of providing the following disclosures:

   - A statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting.
   - A statement as to whether or not internal control over financial reporting is effective.
   - A statement in substantially the form indicated in paragraph (a)(4) relating to the attestation report of the company's registered public accounting firm regarding internal control over financial reporting.

   Also, explain how you considered the Instruction 1 to paragraph (a) of Item 308T in deciding whether to comply with this paragraph.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief